EXHIBIT 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine Months ended September 30, (in millions, except ratios)	2016
Excluding interest on deposits
Income before income tax expense	$25,857
Fixed charges:
Interest expense	6,124
One-third of rents, net of income from subleases (a)	402
Total fixed charges	6,526
Less: Equity in undistributed income of affiliates	106
Income before income tax expense and fixed charges, excluding capitalized interest	$32,489
Fixed charges, as above	$6,526
Preferred stock dividends (pre-tax)	1,752
Fixed charges including preferred stock dividends	$8,278
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.92
Including interest on deposits
Fixed charges including preferred stock dividends, as above	$8,278
Add: Interest on deposits	981
Total fixed charges including preferred stock dividends and interest on deposits	$9,259
Income before income tax expense and fixed charges, excluding capitalized interest, as above	$32,489
Add: Interest on deposits	981
Total income before income tax expense, fixed charges and interest on deposits	$33,470
Ratio of earnings to fixed charges and preferred stock dividend requirements	3.61

(a)	The proportion deemed representative of the interest factor.